[Adopted  in  Release No. 34-20784 (Section  83,508),  March  22,
1984, effective March 30, 1984, 49 F.R. 12688.]

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                             FORM 15

Certification  and  Notice of Termination of  Registration  under
Section  12(g)  of  the  Securities  Exchange  Act  of  1934   or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                  Commission File Number:  0-6217

                        INTEL CORPORATION
     (Exact name of registrant as specified in its charter)

2200 MISSION COLLEGE BLVD., SANTA CLARA, CA 95052 (408) 765-8080
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

         1998 STEP-UP WARRANTS TO PURCHASE COMMON STOCK
    (Title of each class of securities covered by this Form)

                  COMMON STOCK, $.001 PAR VALUE
  (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      [X]        Rule 12h-3(b)(1)(ii)     [ ]
Rule 12g-4(a)(1)(ii)     [ ]        Rule 12h-3(b)(2)(i)      [ ]
Rule 12g-4(a)(2)(i)      [ ]        Rule 12h-3(b)(2)(ii)     [ ]
Rule 12g-4(a)(2)(ii)     [ ]        Rule 15d-6               [ ]
Rule 12h-3(b)(1)(i)      [ ]

Approximate number of holders of record as of the certification or notice date: ZERO (Warrants expired)

Pursuant to the requirements of the Securities Exchange Act of 1934, Intel Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 16, 1998          By:  /s/F. THOMAS DUNLAP, JR.
                                    F. Thomas Dunlap, Jr.
                                    Vice President, General
                                    Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the
Commission  three  copies of Form 15,  one  of  which  shall  be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.